Shareholder meeting results
(unaudited)

November 19, 2009 meeting

At the meeting, each of the nominees for Trustees was elected, as follows:


			Votes for	Votes withheld

Ravi Akhoury		7,746,037	318,754
Jameson A. Baxter	7,748,945       315,846
Charles B. Curtis	7,748,945 	315,846
Robert J. Darretta	7,738,964 	325,827
Myra R. Drucker		7,749,322 	315,469
John A. Hill		7,742,645 	322,146
Paul L. Joskow		7,746,037 	318,754
Elizabeth T. Kennan	7,748,945 	315,846
Kenneth R. Leibler	7,749,322 	315,469
Robert E. Patterson	7,740,978 	323,813
George Putnam, III	7,749,322 	315,469
Robert L. Reynolds	7,749,322 	315,469
W. Thomas Stephens	7,743,916 	320,875
Richard B. Worley	7,747,277 	317,514

A proposal to approve a new management contract between the fund and Putnam Management was approved as follows:

Votes			Votes		Abstentions 	Broker
for			against				non-votes

5,247,765		159,523		333,183		2,319,320

All tabulations are rounded to the nearest whole number.